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                              September 24, 2021

       Amy Nauiokas
       Chief Executive Officer
       Anthemis Digital Acquisitions I Corp
       122 Hudson Street
       3rd Floor
       New York, New York 10013

                                                        Re: Anthemis Digital
Acquisitions I Corp
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
8, 2021
                                                            CIK No. 0001853928

       Dear Ms. Nauiokas:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Amendment No. 2 on Form S-1

       Notes to Financial Statements
       Note 7 - Shareholder's Equity
       Warrants, page F-14

   1. We note that you intend to account for the public and private warrants as equity. Please provide us with your
analysis under ASC 815-40 to support your accounting treatment for the warrants. As part
of your analysis, please address whether there are any terms or provisions in the
warrant agreement that provide for potential changes to the settlement amounts that are
dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those
provisions in accordance with the guidance in ASC 815-40.
 Amy Nauiokas
Anthemis Digital Acquisitions I Corp
September 24, 2021
Page 2

       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAmy Nauiokas                           Sincerely,
Comapany NameAnthemis Digital Acquisitions I Corp
                                                         Division of
Corporation Finance
September 24, 2021 Page 2                                Office of Finance
FirstName LastName